Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2	Date of Material Change

May 14, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on May 14, 2024 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihost.ca

Item 9	Date of Report

May 14, 2024

SCHEDULE “A”

DIGIHOST ANNOUNCES RECORD REVENUE AND $8.9M EBITDA* FOR Q1 2024

Houston, TX– May 14, 2024 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to provide a summary of the Company’s unaudited financial results for the quarter ended March 31, 2024 (all amounts in U.S. dollars, unless otherwise indicated) and a 2024 year-to-date update on its operations. The Company’s unaudited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the three-month period ended March 31, 2024 have been filed and made accessible under the Company’s continuous disclosure profile on SEDAR+ at www.sedarplus.ca and also on EDGAR at www.sec.gov/edgar.

Michel Amar, Chairman and CEO of Digihost, commented, “The Company is pleased to announce that it achieved its highest ever revenue for a single quarter during Q1 2024, recognizing revenue of $12.9 million. This achievement is due to Digihost’s continued focus on diversifying its revenue verticals with established partners. Additionally, the Company is reporting EBITDA* of $8.9 million, representing an increase of 255% over Q1 2023, along with a positive working capital balance. Digihost remains committed to delivering value to its shareholders and targeting markets for expansion that have low-cost, under-utilized renewable energy where the Company can help support local communities.”

Comparative Financial Highlights for the Three-Month Period Ended March 31, 2024:

●	Revenue of $12.96 million, compared to $4.10 million in the first quarter of 2023, representing an increase of 216%, as the price of Bitcoin (“BTC”) increased in comparison to the prior year and the Company diversified its revenue verticals through various colocation agreements and the sale of energy;

●	Net income of $4.84 million, compared to net loss of $9.09 million in Q1 of 2023, representing an increase of 153%;

●	EBITDA* of 8.86 million, an increase of 255% over the first quarter of 2023;

●	Total assets of $41.24 million;

●	Property, plant, and equipment consisting primarily of the Company’s Bitcoin miners and mining support infrastructure of $29.48 million;

●	Digital currencies of $2.9 million, representing an increase of 254% over Q1 2023.

	Three Months Ended
(U.S.$ in thousands except share and per share data)	March 31, 2024	March 31, 2023
Revenue from digital currency mining	6,810	3,809
Revenue from colocation services	1,427	-
Revenue from sale of electricity	3,378	-
Revenue from sale of energy	1,342	295
Cost of sales	(8,999)	(2,686)
Miner lease and hosting agreement	-	(639)
Depreciation and amortization	(3,951)	(3,223)
Gross profit (loss)	7	(2,444)
General and administrative and other expenses	(970)	(924)
Foreign exchange	1,418	(47)
Gain on disposition of cryptocurrencies	398	873
Change in FV of loan payable	(20)	(165)
Other Income (expense)	13	7
Change in fair value - Miner Lease Agreement	-	(225)
Gain on revaluation of digital currencies	247	10
Share based compensation	(246)	(401)

Operating income (loss)	847	(3,316)
Revaluation of warrant liabilities	4,057	(5,617)
Net financial expenses	(10)	(159)
Net income (loss) before income taxes	4,894	(9,093)
Income tax expense	(50)	-
Deferred tax (expense) recovery	-	-
Net income (loss) for the year	4,844	(9,093)
Foreign currency translation adjustment	(1,306)	(49)
Revaluation of digital currency, net of tax	-	-
Total comprehensive income (loss) for the year	3,538	(9,044)
Basic and diluted income (loss) per share	0.17	(0.32)
Weighted average number of subordinate voting shares outstanding – diluted	29,245,155	28,315,111

*	EBITDA – NON-IFRS MEASURE

EBITDA is a non-IFRS financial measure and should be read in conjunction with and should not be viewed as an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and in the table below.

The following table provides a reconciliation of net income to EBITDA for the fiscal periods ended March 31, 2024 and 2023:

	Three months ended
	2024	2023
	$	$
Income (loss) before other items	4,844,148	(9,093,039)
Taxes and Interest	60,491	159,408
Depreciation	3,951,251	3,222,680
EBITDA	8,855,890	(5,710,951)

Expiration of Warrants

During the quarter ended March 31, 2024, 1,872,659 warrants with an exercise price of $9.42 CAD expired with no dilution to the Company.

Operations Update

Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 90MW of available power, and the Company is mining at hashrate of 2 EH/s.

Outlook

Digihost’s strategic growth plan is to continue to diversify its mining operation while accessing clean sources of energy. The Company plans to execute on this plan by expanding its current operational footprint in New York and Alabama and is working towards accessing power and building infrastructure in other locations by the end of 2024 that would lead to an increase in the Company’s hashing power by approximately 4EH.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed in the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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